SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                         (Amendment No. 5)*


                            Cyberonics, Inc.
                -----------------------------------------
                            (Name of Issuer)


                       Common Stock, $0.01 par value
                -----------------------------------------
                       (Title of Class of Securities)


                               23251P102
                 -----------------------------------------
                             (CUSIP Number)


                            December 31, 2005
                 -----------------------------------------
           (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 23251P102


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Rho Capital Partners, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            975,953 Shares

      6     SHARED VOTING POWER

            0 Shares

      7     SOLE DISPOSITIVE POWER

            975,953 Shares


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     975,953 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.9%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO/IA

                                  CUSIP No. 23251P102


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            126,084 Shares

      6     SHARED VOTING POWER

            975,953 Shares

      7     SOLE DISPOSITIVE POWER

            126,084 Shares

      8     SHARED DISPOSITIVE POWER

            975,953 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,102,037 Shares


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.4%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

                                  CUSIP No. 23251P102


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Habib Kairouz


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            975,953 Shares

      7     SOLE DISPOSITIVE POWER

            0 Shares

      8     SHARED DISPOSITIVE POWER

            975,953 Shares

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     975,953 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.9%



12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

                                  CUSIP No. 23251P102


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Mark Leschly


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Kingdom of Denmark


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            975,953 Shares

      7     SOLE DISPOSITIVE POWER

            0 Shares

      8     SHARED DISPOSITIVE POWER

            975,953 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     975,953 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      3.9%



12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

      This Amendment No. 5 to Schedule 13G for Cyberonics, Inc., a Delaware corporation (the "Company"), amends a Schedule 13G, originally dated as of November 8, 1998, as amended as of December 31, 2000, December 31, 2001, December 31, 2003 and December 31, 2004, with respect to the Common Stock, par value $0.01 per share (the "Shares"), of the Company deemed beneficially owned by Rho Capital Partners, Inc. ("Rho"), and its shareholders, Joshua Ruch, Habib Kairouz and Mark Leschly, as follows below. This Amendment is filed to amend, as of December 31, 2005, Items 4 and 5 as contained in the statement on
Schedule 13G most recently filed.


      Items 1 - 3.  No amendment


      Item 4.  Ownership

      See cover page for each reporting person.

      As the ultimate holder of voting and investment authority over the Shares owned by its clients, Rho may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 975,953 Shares reported for Rho hereby, constituting 3.9% of the Company's Shares outstanding, as deteremined by reference to the Company's most recently filed Form 10-Q.

      As stockholders of Rho, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to share investment and voting control over the Shares reported herein by Rho. Accordingly, each of Messrs. Ruch, Kairouz and Leschly may be deemed to be the beneficial owner of the 975,953 Shares reported by Rho hereunder, constituting 3.9% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q. Additionally, Mr. Ruch exercises investment and voting control over certain other Shares not held under management by Rho, over which he may be deemed to have sole beneficial ownership. Accordingly, Mr. Ruch may be deemed to be the beneficial owner of an aggregate of 1,102,037 Shares, constituting 4.4% of the Company's shares outstanding as of the date of the Company's most recently filed Form 10-Q.

      Other than Shares in which they have a pecuniary interest, each of Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported by this Statement.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [X]


      Items 6 - 9.  No amendment.


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2006.


                             RHO CAPITAL PARTNERS, INC.

                             By:  /s/ Jeffrey I. Martin
                                  ------------------------------
                                  Jeffrey I. Martin,
                                  Authorized Signer


                             JOSHUA RUCH

                             By:  /s/ Jeffrey I. Martin
                                  ------------------------------
                                  Jeffrey I. Martin,
                                  Authorized Signer for Joshua Ruch


                             HABIB KAIROUZ

                             By:  /s/ Jeffrey I. Martin
                                  ------------------------------
                                  Jeffrey I. Martin,
                                  Authorized Signer for Habib Kairouz


                             MARK LESCHLY

                             By:  /s/ Jeffrey I. Martin
                                  ------------------------------
                                  Jeffrey I. Martin,
                                  Authorized Signer for Mark Leschly